UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

CINCINNATI BELL INC.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

171871502

(CUSIP Number)

Alison S. Ressler, Esq.

Rita-Anne O’Neill, Esq.

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 171871502

1.	Names of Reporting Persons ASSF IV AIV B Holdings III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,697,425 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,697,425 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,425 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares (as defined herein) outstanding as of January 31, 2020 as disclosed by the Issuer (as defined herein) in its annual report on Form 10-K, filed with the Securities and Exchange Commission on February 24, 2020 (the “10-K”).

CUSIP No. 171871502

1.	Names of Reporting Persons ASSF Operating Manager IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,697,425 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,697,425 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,697,425 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons AF V US BD Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,052,716 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,052,716 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,052,716 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons AF V US BD Holdings GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,052,716 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,052,716 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,052,716 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons AF V BD AIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,052,716 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,052,716 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,052,716 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.0%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Credit Hedge Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **0.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

**  Denotes less than.

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Capital Management III LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,500 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) **0.1%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

**  Denotes less than.

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) CO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Voting LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

CUSIP No. 171871502

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,754,641 (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,754,641 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,754,641 (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%* (See Items 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

*  The calculation of the percentage of outstanding shares is based on 50,529,765 shares of Common Shares outstanding as of January 31, 2020 as disclosed by the Issuer in the 10-K.

Explanatory Note

This Amendment No. 8 (this “Amendment No. 8”) to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by certain of the Reporting Persons on September 7, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by certain of the Reporting Persons on November 9, 2018, Amendment No. 2 to the Original Schedule 13D filed by certain of the Reporting Persons on November 21, 2018, Amendment No. 3 to the Original Schedule 13D filed by certain of the Reporting Persons on December 11, 2018, Amendment No. 4 to the Original Schedule 13D filed by certain of the Reporting Persons on April 10, 2019, Amendment No. 5 to the Original Schedule 13D filed by the Reporting Persons on March 2, 2020, Amendment No. 6 to the Original Schedule 13D filed by the Reporting Persons on March 5, 2020 and Amendment No. 7 to the Original Schedule 13D filed by the Reporting Persons on March 6, 2020 (as so amended, the “13D Filing”, and together with this Amendment No. 8, the “Schedule 13D”). Except as amended in this Amendment No. 8, the 13D Filing remains in full force and effect. Terms defined in the 13D Filing are used in this Amendment No. 8 as so defined in the 13D Filing, unless otherwise defined in this Amendment No. 8.

Item 2. Identity and Background

The last sentence of Item 2(a) is amended and restated as follows:

The Reporting Persons have entered into a joint filing agreement, dated as of March 13, 2020, a copy of which is attached to this Schedule 13D as Exhibit 99.32.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the 13D Filing is amended and restated in its entirety as follows:

The disclosures under the heading “The Equity Funding Letters and Updated Equity Funding Letters” under Item 4 are incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the 13D Filing is hereby amended by adding the following disclosure after the last paragraph under the heading “Binding Offer Letter”:

On March 13, 2020, the Issuer terminated the Brookfield Merger Agreement pursuant to the terms and conditions of the Brookfield Merger Agreement (as amended by the Third Brookfield Amendment). Subsequently on March 13, 2020, the Issuer and the MIP V Affiliates entered into the March 5th Merger Agreement (as countersigned by the Issuer, the “Executed Merger Agreement”).

Item 4 of the 13D Filing is hereby amended by adding the following disclosure after the last paragraph under the heading “The Merger Agreement and Updated Merger Agreement”:

On March 13, 2020, the Issuer and the MIP V Affiliates entered into the Executed Merger Agreement. Pursuant to the Executed Merger Agreement, the MIP V Affiliates will acquire 100% of the outstanding Common Shares for cash consideration of $15.50 per Common Share, payable at the closing of the Merger. The Executed Merger Agreement further provides that RF Merger Sub Inc., a MIP V Affiliate, will merge with and into the Issuer with the Issuer surviving the Merger as a wholly-owned subsidiary of Red Fiber Parent LLC, another MIP V Affiliate. Consummation of the Merger is subject to customary closing conditions, including the absence of certain legal restraints, regulatory approvals and approval by the Issuer’s stockholders. The foregoing description of the Executed Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Executed Merger Agreement, a copy of which is filed as Exhibit 99.33 to the Schedule 13D and is incorporated by reference in its entirety into this Item 4.

Item 4 of the 13D Filing is hereby amended by adding the following disclosure after the last paragraph under the heading “The Equity Funding Letters and Updated Equity Funding Letters”:

Subject to the terms and conditions of the March 5th Equity Funding Letters and the Executed Merger Agreement, the Funds have committed to make available or cause to be made available to the MIP V Affiliates up to $307 million in cash equity financing at or immediately prior to the closing of the Merger in order to:  (i) fund (in the amount necessary to fund) a portion of the merger consideration payable to holders of Common Shares under the Executed Merger Agreement; (ii) refinance any credit facility or other indebtedness of the Issuer or any subsidiary of the Issuer that will not continue after the consummation of the Merger; and (iii) pay any fees and expenses of or payable by the MIP V Affiliates in connection with the Merger.

Item 4 of the 13D Filing is hereby amended by adding the following disclosure after the last paragraph under the heading “The Limited Guarantees and the Updated Limited Guarantees”:

On March 13, 2020, and in connection with the Executed Merger Agreement, the Funds and the Issuer entered into the March 5th Limited Guarantees (as countersigned by the Issuer, the “Executed Limited Guarantees”), pursuant to which the Funds will guarantee certain obligations of the MIP V Affiliates under the Executed Merger Agreement. The foregoing description of the Executed Limited Guarantees does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Executed Limited Guarantees, copies of which are filed as Exhibit 99.34 and Exhibit 99.35 to the Schedule 13D and are incorporated by reference in their entirety into this Item 4.

Item 4 of the 13D Filing is hereby amended by added the following disclosure after the last paragraph under the heading “The Transaction Conduct Agreement”:

On March 13, 2020, and in connection with the Executed Merger Agreement, the Funds and MIP V entered into an amendment to the Transaction Conduct Agreement (the “TCA Amendment”) to address certain technical conforming changes and to reflect the increased cash equity financing commitment of the Funds pursuant to the March 5th Equity Funding Letters. The foregoing description of the TCA Amendment does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the TCA Amendment, a copy of which is filed as Exhibit 99.36 to the Schedule 13D and is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5(c) of the 13D Filing is hereby amended and restated in its entirety as follows:

(c) Transactions within the past 60 days. Except for the information set forth in the Schedule 13D, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The last sentence of Item 6 of the 13D Filing is hereby amended and restated as follows:

The responses to Items 2 through 5 of this Schedule 13D, and all Exhibits attached to this Amendment No. 8, are incorporated by reference in their entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended to add the following:

Exhibit 99.32	Joint Filing Agreement, dated as of March 13, 2020, by and among the Reporting Persons.
Exhibit 99.33	Agreement and Plan of Merger, dated as of March 13, 2020, by and among the MIP V Affiliates and the Issuer.
Exhibit 99.34	Limited Guarantee, dated as of March 5, 2020, by and between the Issuer and Ares Special Situations Fund IV, L.P., executed by the Issuer on March 13, 2020.
Exhibit 99.35	Limited Guarantee, dated as of March 5, 2020, by and between the Issuer and ASOF Holdings I, L.P., executed by the Issuer on March 13, 2020.
Exhibit 99.36	TCA Amendment, by and among MIP V, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., dated as of March 13, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 13, 2020

ASSF IV AIV B HOLDINGS III, L.P.

By:	ASSF OPERATING MANAGER IV, L.P.
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ASSF OPERATING MANAGER IV, L.P.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V US BD HOLDINGS, L.P.

By:	AF V US BD HOLDINGS GP LLC
Its General Partner

By:	AF V BD AIV, L.P.
Its Sole Member

By:	ARES MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V US BD HOLDINGS GP LLC

By:	AF V BD AIV, L.P.
Its Sole Member

By:	ARES MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

AF V BD AIV, L.P.

By:	ARES MANAGEMENT LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES CREDIT HEDGE FUND LP

By:	ARES CAPITAL MANAGEMENT III LLC
Its Manager

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES CAPITAL MANAGEMENT III LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT CORPORATION

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES VOTING LLC

By:	ARES PARTNERS HOLDCO LLC
Its Sole Member

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati Aghili
	By:	Naseem Sagati Aghili
	Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 99.32	Joint Filing Agreement, dated as of March 13, 2020, by and among the Reporting Persons.
Exhibit 99.33	Agreement and Plan of Merger, dated as of March 13, 2020, by and among the MIP V Affiliates and the Issuer.
Exhibit 99.34	Limited Guarantee, dated as of March 5, 2020, by and between the Issuer and Ares Special Situations Fund IV, L.P., executed by the Issuer on March 13, 2020.
Exhibit 99.35	Limited Guarantee, dated as of March 5, 2020, by and between the Issuer and ASOF Holdings I, L.P., executed by the Issuer on March 13, 2020.
Exhibit 99.36	TCA Amendment, by and among MIP V, Ares Special Situations Fund IV, L.P. and ASOF Holdings I, L.P., dated as of March 13, 2020.